YETI HOLDINGS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

7601 Southwest Parkway

Austin, Texas 78735

October 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re: YETI Holdings, Inc.

Registration Statement on Form S-1

Submitted September 27, 2018

CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (the “Company”), hereby submits the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for the Company’s initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form S-1 (Registration No. 333-227578) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share for the Company’s common stock, par value $0.01 per share (the “Shares”), based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

Confidential Treatment Requested by YETI Holdings, Inc.

United States Securities and Exchange Commission

October 4, 2018

Any notices or communication concerning this letter should be directed to: Bryan C. Barksdale, Senior Vice President, General Counsel and Secretary, YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735, Telephone: (512) 394-9384, Facsimile: (512) 857-9387.

The Company expects to have a price range of $[***] to $[***] per Share for the IPO (assuming an expected [***]-for-1 [***] stock split). The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about October 15, 2018.

The Company and the underwriters anticipate that a total of up to [***] Shares will be sold in the IPO, including up to [***] Shares to be sold by certain stockholders of the Company (the “Selling Stockholders”), which number includes [***] Shares that the underwriters have the option to purchase from the Selling Stockholders (in each case taking into account the proposed [***] stock split discussed above). The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

The Company supplementally informs the Staff that it anticipates commencing its roadshow on or about October 15, 2018, with a target pricing date of October 24, 2018.  To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to October 10, 2018.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Commission’s Office of Freedom of Information Act Services in connection with the confidential treatment request pursuant to the Commission’s Rule 83 (17 C.F.R. § 200.83) relating to the confidential treatment procedures under the Freedom of Information Act.

If you have any questions, please feel free to contact the undersigned by telephone at (512) 640-7235. Thank you for your cooperation and attention to this matter.

Confidential Treatment Requested by YETI Holdings, Inc.

United States Securities and Exchange Commission

October 4, 2018

Very truly yours,

/s/ Paul C. Carbone
Paul C. Carbone
Senior Vice President and Chief Financial Officer

cc:	Ms. Aamira Chaudhry
Mr. Doug Jones
Mr. John Dana Brown
Mr. Bryan C. Barksdale
Mr. Michael Benjamin
Mr. Timothy R. Curry
Ms. Kimberly J. Pustulka